Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

Great Panther to Report First Quarter 2020 Financial Results on May 7, 2020

Vancouver – May 4, 2020 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or “the Company”) has scheduled the release of its first quarter 2020 financial results for Thursday, May 7, 2020 after market close.

A conference call and webcast will be held on Friday, May 8, 2020 at 7.30am PDT/10.30am EDT. Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration: www.greatpanther.com

Vancouver:	+ 1 604 638 5340
U.S. and Canada toll-free:	+ 1 800 319 4610
International toll:	+ 1 604 638 5340

A replay of the webcast will be available on the Webcasts section of Great Panther’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling the numbers below using the replay access code 4525.

Vancouver:	+ 1 604 638 9010
U.S. and Canada toll-free:	+ 1 800 319 6413
International Toll:	+ 1 604 638 9010

ABOUT GREAT PANTHER

Great Panther Mining Limited is a Vancouver-based intermediate gold and silver mining and exploration company. Great Panther's operations include the Tucano Gold Mine in Brazil, and the Topia Mine and Guanajuato Mine Complex, comprising the San Ignacio and Guanajuato mines, in Mexico. It also owns the Coricancha Mine in Peru which is currently on care and maintenance. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: 778 899 0518

mobile: 236 558 4485

email mbrown@greatpanther.com

www.greatpanther.com